MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED
2007 APR -3 P 2:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

21 March 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W. [redacted]
Washington, D.C. 20549

07022177

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15th, 20th and 21st of March 2007, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
<u>MyTravel Group plc</u>

Enclosures

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

dlw 4/5

J:Grpsec-15-07-0801-001-SEC-3-070321

MYTGrouplet0001

part of MYTRAVEL group

MyTravel Group plc.
Registered Office
Holiday House, Sandbrook Park, Sandbrook Way,
Rochdale, Lancashire OL11 1SA

Registered in England.
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments Ltd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

583,834 shares

8. Percentage of issued class

0.13%

9. Class of security

30p ordinary shares

10. Date of transaction

15 March 2007

11. Date company informed

16 March 2007

12. Total holding following this notification

69,630,787

13. Total percentage holding of issued class following this notification

15.043%

14. Any additional information

Direct	36,819,326	Percentage -	7.954%
Indirect	32,811,461	Percentage -	7.088%
Total	69,630,787		15.043%

15. Name of contact and telephone number for queries

Mike Vaux +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

20 March 2007

Facsimile

To:	**Greg J McMahon** **Company Secretary** **MyTravel Group Plc** **Holiday House** **Sandbrook Park** **Sandbrook Way** **ROCHDALE** **OL11 1SA**	**Tel:** **Fax:**	**(01706) 742 000** **(01706) 742 650**

From:	Transaction Control Citigroup 1 Greenside Row EDINBURGH EH1 3AJ	**Tel:** **Fax:**	(0131) 524 2481 (0131) 524 2920

Date: 16 March 2007

RE: DISCLOSURE UNDER CHAPTER 5 OF THE FINANCIAL SERVICES AUTHORITY'S DISCLOSURE TRANSPARENCY RULES

Dear Mr McMahon,

Please find following a notification of major interests in shares.

Yours sincerely,

Transaction Control Authorised Signatory

Received Time 16. Mar. 15:48

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MyTravel Group Plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	**Standard Life Investments Ltd**
4. Full name of shareholder(s) (if different from 3.):	**Vidacos Nominees**
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	**15 March 2007**
6. Date on which issuer notified:	**16 March 2007**
7. Threshold(s) that is/are crossed or reached:	**Material holding dropped below 8% boundary.**
8. Notified details:	**Standard Life Investments Ltd disposed of 583,834 shares.**

Received Time 16.Mar. 15:48

A: Voting rights attached to shares

Class/type of shares	if possible using the ISIN code	GB00B06BLB41

Situation prior to the triggering transaction

Number of shares	Number of voting rights
70,214,621	70,214,621

Resulting situation after the triggering transaction

Number of shares	Number of voting rights		% of voting rights	
Direct	Direct	Indirect	Direct	Indirect
36,819,326	36,819,326	32,811,461	7.954%	7.088%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
69,630,787	15.043%

Received Time 16. Mar. 15:48

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting

10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	**Greg J McMahon, Company Secretary**
15. Contact telephone number:	**(01706) 742 000**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Chase & Co

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J.P. Morgan Whitefriars Inc	21,955,000
J.P. Morgan GT Corporation	14,464,586
Total	36,419,586

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Amendment to notification of disclosable holding as at 20 January 2007

11. Date company informed

20 March 2007

12. Total holding following this notification

36,419,586 as at 20 January 2007

13. Total percentage holding of issued class following this notification

7.90% of the ordinary share capital as at 20 January 2007

14. Any additional information

This is an amendment to the notification of disclosable holding as at 20 January 2007. Please note the group has other holdings which are covered by exemptions.

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

21 March 2007

JPMorgan

Fax cover sheet

Deliver to:
Mike Vaux
MyTravel Group plc
Holiday House,
Sandbrook Park,
Sandbrook Way,
Rochdale
OL11 1SA

Fax : 01706 74 2117

Sent from:
Michael Kirwan
JPMorgan Chase Bank, National Association
125 London Wall
London
EC2Y 5AJ
Tel 0207 325 1413
Fax 0207 777 4744
michael.d.kirwan@jpmorgan.com

Date: 20 March 2007

No. of pages including this cover sheet: 7

If you do not receive a clear transmission, please call:

Michael Kirwan

Telephone: 0207 325 1413

Message:

Please find enclosed a Notification of Major Interests in Shares as per the FSA DTR requirements.

Please let me know if you have any further queries.

Regards,

Michael Kirwan

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	MyTravel Group plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): Amendment to notification of holding at Jan 20 2007	X

3. Full name of person(s) subject to the notification obligation	JPMorgan Chase & Co.
4. Full name of shareholder(s) (if different from 3)	J.P. Morgan GT Corporation J.P. Morgan Whitefriars Inc. J.P. Morgan Securities Inc.
5. Date of the transaction (and date on which the threshold is crossed or reached if different)	N/A
6. Date on which issuer notified	20 March 2007
7. Threshold(s) that is/are crossed or reached	3% Threshold
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights[viii]	Number of shares	Number of voting rights[ix]		% of voting rights	
			Direct	Direct[x]	Indirect[xi]	Direct	Indirect
MyTravel Group plc (GB00B06BL B41)	N/A	N/A	36,419,586	0	0	7.87%	0

B: Financial Instruments

Resulting situation after the triggering transaction[xii]				
Type of financial instrument	Expiration date[xiii]	Exercise/ Conversion Period/ Date[xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
36,419,586	7.87%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xv]:

Total disclosable holding for JPMorgan Chase & Co. : 36,419,586 voting rights (7.87%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

J.P. Morgan Whitefriars Inc.: 21,955,000 voting rights (4.76 %)

J.P. Morgan GT Corporation

J.P. Morgan Securities Inc.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	This is an amendment to the notification of disclosable holding as at 20 January 2007. Please note the group has other holdings which are covered by exemptions.
14. Contact name:	Michael Kirwan
15. Contact telephone number:	020 7325 1413

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	JPMorgan Chase & Co.
Contact address (registered office for legal entities)	270 Park Avenue, New York, NY 10017
Phone number	001 212 270 6000
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable[xvii]	
Full name	Michael Kirwan
Contact address	JPMorgan Chase Bank, N.A., 13 floor, 125 London Wall, London EC2Y 5AJ
Phone number	020 7325 1413
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Chase & Co

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J.P. Morgan Whitefriars Inc	21,955,000
J.P. Morgan GT Corporation	11,833,333
Total	33,788,333

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

14 March 2007

12. Total holding following this notification

33,788,333

13. Total percentage holding of issued class following this notification

7.30%

14. Any additional information

This is notification of disclosable holding as at 20 January 2007. Please note the group has other holdings which are covered by exemptions.

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

15 March 2007

JPMorgan

Fax cover sheet

Deliver to:

Mike Vaux
MyTravel Group plc
Holiday House,
Sandbrook Park,
Sandbrook Way,
Rochdale
OL11 1SA

Fax : 01706 74 2117

Sent from:

Shoaib Shaikh
JPMorgan Chase Bank, National Association
125 London Wall
London
EC2Y 5AJ
Tel 0207 777 0423
Fax 0207 777 4744
shoaib.shaikh@jpmorgan.com

Date: 14 March 2007

No. of pages including this cover sheet: 6

If you do not receive a clear transmission, please call:

Shoaib Shaikh

Telephone: 0207 777 0423

Message:

Please find enclosed a Notification of Major Interests in Shares as per the FSA DTR requirements.

Please let me know if you have any further queries.

Regards,

Shoaib Shaikh

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	MyTravel Group plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): Notification of holding at Jan 20 2007	X

3. Full name of person(s) subject to the notification obligation	JPMorgan Chase & Co.
4. Full name of shareholder(s) (if different from 3.)	J.P. Morgan GT Corporation J.P. Morgan Whitefriars Inc.
5. Date of the transaction (and date on which the threshold is crossed or reached if different)	N/A
6. Date on which issuer notified	14 March 2007
7. Threshold(s) that is/are crossed or reached	3% Threshold
8. Notified details	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights[viii]	Number of shares	Number of voting rights[ix]		% of voting rights	
			Direct	Direct[x]	Indirect[xi]	Direct	Indirect
MyTravel Group plc (GB00B06BLB41)	N/A	N/A	33,788,333	0	0	7.33%	0

B: Financial Instruments

Resulting situation after the triggering transaction[xii]				
Type of financial instrument	Expiration date[xiii]	Exercise/ Conversion Period/ Date[xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
33,788,333	7.33%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Total disclosable holding for JPMorgan Chase & Co. : 33,788,333 voting rights (7.33%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

J.P. Morgan Whitefriars Inc.: 21,955,000 voting rights (4.76 %)

J.P. Morgan GT Corporation

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	This is notification of disclosable holding as at 20 January 2007. Please note the group has other holdings which are covered by exemptions.
14. Contact name:	Shoaib Shaikh
15. Contact telephone number:	020 7777 0423

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES[XVI]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	JPMorgan Chase & Co.
Contact address (registered office for legal entities)	270 Park Avenue, New York, NY 10017
Phone number	001 212 270 6000
Other useful information (at least legal representative for legal persons)	

B: Identity of the notifier, if applicable[XVII]

Full name	Shoaib Shaikh
Contact address	JPMorgan Chase Bank, N.A. 13 floor, 125 London Wall, London EC2Y 5AJ
Phone number	020 7777 0423
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

Notes

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;
- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;
- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;
- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS Investment Bank

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not supplied

4. Name of the registered holder(s) and; if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

13 March 2007 (see additional information)

11. Date company informed

14 March 2007

12. Total holding following this notification

No longer a notifiable interest

13. Total percentage holding of issued class following this notification

No longer a notifiable interest

14. Any additional information

This disclosure has been made to fulfil the below FSA requirement:

The Transparency Directive states that where a major shareholder has not been required (because of an acquisition or disposal of voting rights or due to a change in the total of voting rights in issue) to make an announcement to the issuer prior to the 20th March 2007, then we must do so by that date in any event.

UBS is now reporting on a disaggregated basis as follows:
UBS Investments Bank, UBS Global Wealth Management and Business Banking, UBS Global Asset Management DRCM, UBS Global Asset Management Traditional, UBS Global Asset Management Alternative and Quantitative, UBS Global Asset Management IFS.

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

15 March 2007

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

Date: 14th March 2007

<u>Notification of Major Shareholdings under the Transparency Directive 20th January 2007</u>

Dear Sir/Madam,

The Transparency Directive was implemented on the 20th January 2007. UBS AG is now disclosing our shareholdings to you, the Issuer, under the FSA's Disclosure and Transparency Rules, DTR 5 (Vote Holder and Issuer Notification Rules). The Transparency Directive states that where a major shareholder has not been required (because of an acquisition or disposal of voting rights or due to a change in the total of voting rights in issue) to make an announcement to the issuer prior to the 20th March 2007, then we must do so by that date in any event.

To fulfill this obligation, please find enclosed relevant disclosures. We would like to make you aware that UBS AG is now reporting on a disaggregated basis as follows; UBS Investment Bank, UBS Global Wealth Management and Business Banking, UBS Global Asset Management DRCM, UBS Global Asset Management Traditional, UBS Global Asset Management Alternative and Quantitative and UBS Global Asset Management IFS. Please note that if you do not receive a Transparency Directive disclosure for all of our disaggregated business groups then we currently have no notifiable holdings in your Company within those disaggregated business groups.

If you require any further information concerning this notification, please contact Angela Huff on +44 (0) 207 568 4981 or Louise Robinson on +44 (0) 207 567 8762 in UBS' EMEA Compliance Department.

Yours faithfully,

Angela Huff
Associate Director
Compliance

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	MYTRAVEL PLC - GB00B06BLB41

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☐
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify): ______	☒

3. Full name of person(s) subject to the notification obligation	UBS INVESTMENT BANK
4. Full name of shareholder(s) (if different from 3.)	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different)	13th March 2007 (see note 13)
6. Date on which issuer notified	14th March 2007
7. Threshold(s) that is/are crossed or reached	Below 3%
8. Notified details	

A: Voting rights attached to shares

Class/type of shares *if possible using the ISIN CODE*	Situation previous to the Triggering transaction[vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights[viii]	Number of shares	Number of voting rights[ix]		% of voting rights	
			Direct	Direct[x]	Indirect[xi]	Direct	Indirect
GB00B06BLE41	13,876,506	13,876,506	Non-Notifiable	Non-Notifiable		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction[xii]				
Type of financial instrument	Expiration date[xiii]	Exercise/ Conversion Period/ Date[xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
Non-Notifiable	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xv]:
-

Proxy Voting:	
10. Name of the proxy holder:	-
11. Number of voting rights proxy holder will cease to hold:	-
12. Date on which proxy holder will cease to hold voting rights:	-

13. Additional information:	This disclosure has been made to fulfil the below FSA requirement: The Transparency Directive states that where a major shareholder has not been required (because of an acquisition or disposal of voting rights or due to a change in the total of voting rights in issue) to make an announcement to the issuer prior to the 20th March 2007, then we must do so by that date in any event.
14. Contact name:	

	Angela Huff Associate Director UBS AG
15. Contact telephone number:	020 7568 4981

END